UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2025

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 1, 2025, Immatics N.V. (the “Company”) announced the appointment of Venkat Ramanan, as its chief financial officer effective October 1, 2025. Dr. Ramanan’s biography is set forth below:

Venkat Ramanan is a seasoned financial leader in the biopharmaceutical industry with more than 25 years of experience in finance, strategy and operations across large and small biopharmaceutical companies. Prior to joining Immatics, he was Chief Financial Officer of Anthos Therapeutics, a clinical-stage biotechnology company acquired by Novartis in April 2025. Previously, he was Chief Financial Officer of Turnstone Biologics, where he led the company’s transition from a private to public company through its initial public offering. Earlier, as Senior Vice President Finance at Seagen, he oversaw the finance department enabling multiple product launches, global expansion and strategic transactions. He also held senior finance and business leadership roles at Gilead Sciences and Amgen. He began his career in the biopharmaceutical industry as a consultant with ZS Associates. Dr. Ramanan holds a Ph.D. in Engineering Mechanics from The Ohio State University.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-249408, 333-265820, 333-280935 and 333-288466) and the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: October 1, 2025
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer